UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report
PEABODY ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-16463	13-4004153
(State or other jurisdiction of incorporation or organization)	(Commission File Number	(I.R.S. Employer Identification No.)

701 Market Street,	St. Louis,	Missouri	63101-1826
(Address of principal executive offices)			(Zip Code)
Mark A. Spurbeck
(314) 342-3400
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in the form applies:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.
☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended December 31, 2024.

Section 1. Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Not applicable
Item 1.02 - Exhibit
Not applicable
Section 2. Resource Extraction Issuer Disclosure
Item 2.01 - Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

Section 3. Exhibits
Item 3.01 - Exhibits
The following exhibits are filed as part of this Form SD.

Exhibit No.	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PEABODY ENERGY CORPORATION

July 25, 2025	By: /s/ Mark A. Spurbeck
Name: Mark A. Spurbeck
Title: Executive Vice President and Chief Financial Officer